March 5, 2020

C. William Eccleshare
Cheif Executive Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604W, Suite 111
San Antonio, Texas 78249

       Re: Clear Channel Outdoor Holdings, Inc.
           Registration Statement on Form S-4
           Filed February 28, 2020
           File No. 333-236790

Dear Mr. Eccleshare:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services